Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V.

CNH GLOBAL N.V.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of an Extraordinary General Meeting of Shareholders (the “Meeting”) of CNH Global N.V. (the “Company”), which will be held at 4:00 p.m. (Central European Time) on Tuesday, July 23, 2013 at the World Trade Center Amsterdam Airport, Schiphol Boulevard 217, 1118 BH Schiphol Airport, The Netherlands.

The Meeting is being convened for purposes of resolving upon matters listed below, which is the result of the previously announced business combination (the “Combination”) pursuant to which, among other things, Fiat Industrial S.p.A. (“Fiat Industrial”) and the Company will each be merged with and into FI CBM Holdings N.V. (“DutchCo”).

The agenda for the Meeting is as follows:

1.	Call to Order and Opening Remarks by the Chairman of the Meeting.

2.	Proposal to resolve upon the legal merger (“Merger”) between the Company and DutchCo.

3.	Close of Meeting.

The merger plan regarding the Merger was drawn up by the Company’s Board of Directors (“Merger Plan”) and filed with the Dutch chamber of commerce on April 10, 2013, which filing was announced in het Financieele Dagblad on April 10, 2013. For more information on the Merger we refer to the merger agreement among the Company, Fiat Industrial and DutchCo, dated November 25, 2013 (“Merger Agreement”), and the prospectus (“Prospectus”), to be dated June 6, 2013, related to shares of DutchCo common stock that will be issued to shareholders of CNH and Fiat Industrial in connection with the Merger. The Merger Plan, Merger Agreement and Prospectus have been made available at the offices of the Company, as well as on the Company’s website: www.cnh.com. The Company’s shareholders and other persons entitled to attend the Meeting will be able to inspect and obtain copies of these documents, free of charge, at said offices.

Persons with the right to vote or attend the Meeting shall be considered those persons who, as of at the close of business on June 25, 2013, the record date for the attendance at the Meeting (the “Record Date”), are Company shareholders and in the extraordinary general meeting register, designated by the Board of Directors for such purpose (the “Meeting Register”), if they are not shareholders.

In accordance with Article 16 of the Company’s Articles of Association, persons other than the registered shareholders who plan to attend the Meeting must provide documentary evidence of their right to attend the Meeting in the form of a legal proxy from the bank, broker, trustee or other intermediary through which the shareholder owns its shares in the Company. The documentary evidence must be received at the Company’s offices by no later than 5:00 p.m. (Amsterdam time) on July 19, 2013.

Pursuant to Article 17 of the Company’s Articles of Association, shareholders who are unable to attend the Meeting may appoint another person to attend on their behalf. In such case, they are required to complete a proxy form that can be acquired through the Company or from their bank, broker, trustee or other intermediary through which the shareholder owns its shares in the Company.

The proxy form for registered shareholders is available at www.cnh.com. The proxy form for registered shareholders must be returned by fax to the number indicated on the form, or by mail to the address indicated on the proxy form so that it is received at the Company’s offices not later than 5:00 p.m. (Amsterdam time) on July 19, 2013.

Special voting shares DutchCo

The Company’s shareholders that are present or represented by proxy at the Meeting (regardless of how they vote on the Merger) or give a valid voting instruction and that continue to hold their interest in the Company from the Record Date until effectiveness of the Merger may participate in the DutchCo loyalty voting structure by electing to receive one special voting share in DutchCo in connection with each DutchCo common share received in the Merger, by submitting within 15 business days after the Meeting, a duly completed Initial Election Form, which is available on the Company’s website: www.cnh.com, provided that they satisfy the conditions described in “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares” section of the Prospectus. For a further description of the special voting shares, reference is made to “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares” section of the Prospectus.

We look forward to seeing you at the Meeting or to the receipt of your proxy.

This publication does not constitute an offer to exchange or sell or an offer to exchange or buy any securities. An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the U.S. Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

Sergio Marchionne, Chairman of the Board

June 5, 2013

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.